LSI INDUSTRIES INC.
10000 Alliance Road
Cincinnati, Ohio 45242
(513) 793-3200
Via EDGAR
April 24, 2009
Mr. Larry Spirgel
Ms. Melissa Hauber
Mr. Robert S. Littlepage, Jr.
Mr. John Harrington
Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed on September 15, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008 File No. 0-13375
Ladies and Gentlemen:
We have received and reviewed your letter dated March 12, 2009 related to the above-referenced filings of LSI Industries Inc. (“LSI” or the “Company”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.
Form 10-K for Fiscal Year Ended June 30, 2008
Definitive Proxy Statement Incorporated by Reference Into Part III
Summary Compensation Table, page 17
1.	We note that the value included in the Option Awards column is based on grant date fair value according to footnote (3). Regulation S-K Item 402(c)(2)(vi) and the Instruction thereto require you to include in this column the dollar amount recognized for financial reporting purposes with respect to the fiscal year in accordance with FAS 123R. Please confirm that you will comply with this requirement in future filings.
Response:
We confirm that in future filings we will comply with the Regulation S-K Item 402(c)(2)(vi) requirements you identify.

April 24, 2009

Potential Payments Upon Termination or Change In Control, page 23
2.	In future filings, please provide quantitative disclosure of the potential payments to each named executive officer assuming a triggering event took place on the last day of your fiscal year. Refer to Regulation S-K Item 402(j) and Instruction 1 thereto. Please note that this quantitative disclosure should include, among other things, the value of accelerated option vesting. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 126.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response:
In future filings we will provide the requested quantitative disclosure of any potential payments to named executive officers upon the triggering events identified in Regulation S-K Item 402(j). You may note that we have no stand alone contracts or arrangements requiring payments to named executive officers if any such triggering event were to occur, other than the accelerated vesting of stock options. Potential payments to named executive officers upon any such triggering event are limited to base salary through date of termination, payment of earned vacation not yet taken, and disbursement of accumulated account balances in the Company’s defined contribution qualified Retirement Plan and Nonqualified Deferred Compensation Plan.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-1
3.	We note that your net sales began decreasing from prior period levels in the second half of fiscal 2008 and that this trend has continued through the first half of fiscal 2009. In future filings, please provide additional disclosure identifying and assessing material known trends that are impacting your results of operations and/or financial condition. Although you discuss changes in your results of operations and liquidity from period-to-period in your recent filings, additional disclosure providing management’s insight into the underlying causes and potential effects of material trends would be helpful to investors. This disclosure should also discuss actions being taken in response to such trends. Refer to the Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
In future filings we will provide additional disclosure identifying and assessing material trends known to management and will provide additional disclosure of management’s insight into the underlying causes and potential effects of material trends on results of operations and/or financial condition.

April 24, 2009

Results of operations, page F-1
4.	It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of Financial Reporting Policies. In this regard, we note that you discuss information regarding revenues for each segment within MD&A. Expand this disclosure to discuss your segment measure of profit or loss, which appears to be “operating income (loss),” for each reportable segment.
Response:
We confirm that in future filings, as required by Section 501.06 of the Codification of Financial Reporting Policies, that we will expand our disclosure by discussing the components of operating income (loss) for each reportable business segment.
This will involve creating one section in MD&A for the Lighting Segment and a separate section for the Graphics Segment, each leading with a small table reporting both net sales and operating income for the current period and prior period in the analysis. Subsequent narrative discussion will provide the reasons for the change in both net sales and operating income of each business segment. By way of an abbreviated example, we anticipate this would take the following form (amounts in thousands):

	2nd Quarter FY09	2nd Quarter FY08
Lighting Segment
Net Sales	$45,290	$48,811
Operating Income (Loss)	$(11,761)	$3,731
The $3.5 million or 7.2% decrease in Lighting Segment net sales is primarily the result of                     . The $15.5 million decrease in operating income of the Lighting Segment is primarily the net result of a $11.3 million goodwill impairment in one reporting unit, a $x.x million reduction in gross profit                     .

	2nd Quarter FY09	2nd Quarter FY08
Graphics Segment
Net Sales	$15,497	$35,251
Operating Income (Loss)	$(1,665)	$3,978
The $19.8 million or 56.0% decrease in Graphics Segment net sales is primarily the result of                     . The $5.6 million decrease in operating income of the Lighting Segment is primarily the net result of a $1.3 million partial goodwill impairment in one reporting unit, a $x.x million reduction in gross profit                     .

April 24, 2009

Consolidated Statements of Operations, page F-16
5.	In future filings, separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03 of Regulation S-X.
Response:
We confirm that we have disclosed net sales of services when they have been equal to or greater than 10% of total net sales. We also confirm that in future filings we will also separately state the cost of sales applicable to each category of net sales reported.
Net sales of services in the periods the SEC has recently reviewed have been under 10% of total net sales as follows (amounts in thousands):

		Net Sales		% of Total
	Total Net Sales	– Services		Net Sales
FY 2008	$305,286	$18,750		6.1%
FY 2007	$337,453	$20,225		6.0%
FY 2006	$280,470	$7,706		2.7%

FY09 1st Half	$136,625	$3,452		2.5%
FY08 1st Half	$174,063	$15,841		9.1%

FY09 2nd Qtr	$60,787	$1,341		2.2%
FY08 2nd Qtr	$84,062	$6,737		8.0%

FY09 1st Qtr	$75,838	$2,111		2.8%
FY08 1st Qtr	$90,001	$9,404	(a)	10.4%

(a)	This was reported on the face of the income statement in the Form 10-Q for the period ended September 30, 2007, but it was inadvertently omitted in the Form 10-Q for the period ended September 30, 2008.

April 24, 2009

Note 1 — Summary of Significant Accounting Policies, page F-21
Revenue Recognition, page F-21
6.	We note your disclosure that sales are recorded net of estimated returns, rebates and discounts. However, you state at page F-2 that selling and administrative expenses fluctuated as a result of reduced customer rebates and accommodations. Clarify your policy regarding these items and your application of the guidance in EITF 01-9.
Response:
LSI’s policy on Revenue Recognition states, in accordance with U.S. GAAP, that “Sales are recorded net of estimated returns, rebates and discounts.” Customer rebates issued by LSI are in the form of cash paid to the customers, which as indicated in paragraph 9 of EITF 01-9 requires that the rebate be recorded as a reduction of net sales. LSI customers do not receive their rebates in the form of identifiable assets. As a result of review of how customer rebates have been treated by each of the LSI companies, we found that primarily only the largest lighting company did not comply with the LSI policy and did report customer rebates as an operating expense. The amount recorded as an expense, rather than as a reduction of net sales, in the periods reported in the 10-K and 10-Q which you reviewed were as follows (amounts in thousands):

FY 2006	FY 2007	FY 2008	FY 2008 1st Half	FY 2009 1st Half

$ 80	$80	$132	$42	$76

Net sales for these same periods were as follows (amounts in thousands):

$ 280,470	$337,453	$305,286	$84,062	$60,787
These amounts of improperly classified customer rebates are insignificant to net sales, gross profit, operating expense and gross margin percentage, and have zero impact on operating income, segment operating income, net income or earnings per share if they had been properly recorded in the income statement. LSI will properly record customer rebates in the Lighting Segment as a reduction of net sales beginning with the third quarter of fiscal 2009, and in future filings we will no longer reference customer rebates when discussing trends in our expenses.
Clearly the most significant cost element referenced on page F-2 in the discussion of selling expenses is what LSI calls customer accommodations. Total customer accommodations were $2.0 million, $2.4 million and $1.6 million in 2008, 2007 and 2006, respectively, and inclusive of the customer rebate amounts discussed above. Cost accumulates in this category at the discretion of the sales management team and primarily consists of product we provide to our sales representatives in the marketing of our products as well as costs we incur to maintain customer relationships (ie., freight charges when we have shipped the wrong quantity or product to the customer). These costs are defined internally as “customer concessions” and were $1.2 million, $1.5 million and $0.8 million in 2008, 2007 and 2006, respectively. In accordance with our revenue recognition policy, the Company establishes allowances, at the time revenue is recognized, for returns and allowances based upon historical trends. When products are returned, the sale is reversed, cost of sales is reversed, the receivable is reversed, or credited, and the reserve for returns and allowances is adjusted as necessary. Historically, returns have been insignificant as a percentage of total sales: $2.3 million, $3.2 million and $2.8 million in credit memos for returns were issued in 2008,

April 24, 2009

2007 and 2006, respectively. The element of customer accommodations that is reported in selling expense is related to product returned to inventory. LSI’s general practice is to “tear down” the light fixtures and return all good individual components back to raw materials inventory. Many times components are damaged, defective or are otherwise not useable by LSI in future light fixtures. When not charged back to the customer, the cost of these unusable components as well as the original final assembly labor and overhead are classified as “customer accommodations” expense. In each of the three years presented in the 2008 Annual Report on Form 10-K these costs represented less than $0.1 million per year. Additionally, in the spirit of maintaining good customer relations with a customer who has a long history with LSI or who has great potential for future business, LSI may choose to expense as customer accommodations expense certain receivables or inventory costs that may be disputed by a customer. This is viewed as a sales/marketing investment in the relationship with this customer. In limited circumstances LSI may offer a sample lighting fixture to the customer for evaluation. This has occurred most recently in the development of new technology white-light LED light fixtures. The cost of the sample product is generally recorded as “customer accommodations” expense within selling and administration expense because the decision is the responsibility of sales management, who makes these decisions in order to maintain good customer relations by allowing them to evaluate the new product in its environment before proceeding with a purchase order. In the three years presented in the 2008 Annual Report on Form 10-K these costs represented approximately $0.4 million, $0.2 million and $0.2 million during 2008, 2007 and 2006, respectively, of our selling and administration expenses. We do not believe these types of cost fall within the scope of EITF 01-9 for classification as a reduction of net sales.
7.	Tell us the nature of the products or services for which you recognize revenue under SOP 97-2 and how you determined that this guidance is applicable to these transactions.
Response:
Since the acquisition of LSI Saco Technologies at the end of fiscal 2006, LSI has expanded its product offerings and such products require the use of software. The Company sells products that include integrated software for two types of product lines: 1) solid state LED video screens used as advertising billboards or marquees; and 2) active digital signage utilizing LCD screens. In both cases, software is an integral element and is required to make the product function properly. For both LED and LCD screens, the software is included in the unit price of the product as a whole and not separately licensed to a customer. There are no multiple deliverables within these product lines; the product is delivered to the customer along with the corresponding software and title is transferred and revenue recognized at the time of delivery to the customer.

April 24, 2009

We considered the indicators of whether software is incidental to a product, as a whole, based on the following questions derived from our understanding of Footnote 2 of SOP 97-2:
Q:	Is the software a significant focus of the marketing effort or is sold separately?
A:	No. The Company markets products based on the quality of image, which is an aspect of the hardware, rather than an aspect of the software, and does not sell or market the software on a stand-alone basis. However, the software is an integral component of the LED and LCD screens. Without the software the screens will not operate. For both products, the software allows any user of the screen to display their image. Thus, the software is not customer specific and LSI’s involvement is not critical to the ongoing performance of the screen. The Company and its competitors do not sell the screens without the embedded software and thus a customer could not purchase the screens from LSI and operate those screens with a competitor’s software.

Q:	Does the Company provide post contract customer support (PCS)?
A:	No. The Company does not provide post contract customer support for the software that is integrated into the product.
Q:	Does the Company incur significant costs that are within the scope of SFAS 86, Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed?
A:	The growth in the Company’s research and development costs coincides with the Company’s acquisition of LSI Saco Technologies which allowed LSI access to the technology and software utilized within the LED and LCD screens. These costs relate to the LED product line and include costs to improve the operation of the hardware and increase the life of the LED. Additionally, research and development are incurred in the development of the software used in the entertainment screens. The Company has not incurred costs that have been capitalized under SFAS 86.

April 24, 2009

Additionally, we noted in a speech at the 2004 AICPA National Conference on Current SEC and PCAOB Developments, G. Anthony Lopez, associate chief accountant in the SEC’s Office of the Chief Accountant, stated that an entity should consider the following additional factors (not all-inclusive) when determining whether software is more than incidental to an arrangement:
Q:	Do the rights to use the software remain solely with the vendor or are the rights transferred to the customer as a part of the product or service offering?
A:	Once the LED or LCD screens are sold to the customer, the rights to use the board, including the embedded software, are transferred to the customer. If a customer were to resell the screen they purchased from LSI, the embedded software would continue to function without LSI’s further participation.
Q:	Does the licensed software require the customer to provide dedicated information technology (IT) support?
A:	No. The customer does not need to provide dedicated IT support.
As a result, we believe the software in both the LED and LCD screens is incidental to the products as a whole, and therefore have concluded that these transactions do not fall within the scope of SOP 97-2.
There are other service offerings associated with these products which we have described below and we believe are not PCS and thus not accounted for under SOP 97-2.
LED Screens
The Company sells LED screens to customers in the sports and billboard markets as well as entertainment businesses. For sports customers, LSI also offers “game day” services in which the Company sends a representative to a sporting event venue to trouble shoot and quickly repair any malfunctioning hardware components. The service is offered as a separately stated component when the screen is initially sold; however, the decision to purchase the service is at the customer’s discretion. Renewals of these services took place in 2008 and as described in the initial contract that included the sale of the screen were priced at $2,000 per game. The $2,000 is recognized in revenue at the completion of each game.
On a limited basis, LSI has offered extended physical maintenance services, including parts, on billboards it has sold to one customer. The maintenance was a separately defined component of the agreement and revenue is recognized in accordance with Technical Bulletin 90-1.
There are no post shipment services that have been offered for sales in the entertainment business.

April 24, 2009

LCD Screens
In some situations related to their LCD advertising screen systems, a customer may request LSI to provide services associated with management of media content (which is loading advertising media/images and changing out advertising media/images), storage of graphic media files, a bandwidth server connection, or other various incidental services. These services are provided as an option and LSI outsources these services to an unrelated company. The service is provided via an online format whereby a user accesses a Web site and stores files on a secure server. The applications will always be maintained by the third party at the most up-to-date software version available, and the customer does not have the ability to take physical delivery of the software. LSI began offering this type of hosting arrangement in late fiscal 2008 and thus revenues of this nature are primarily recorded in our fiscal 2009 results. Revenues are recognized ratably over the time period covered by the customer agreement as discussed in EITF 00-3 and have not been material to our results in any period (approximately $26,000 in the first half of 2009). The active digital signage LCD screens that have largely been sold in fiscal 2009 are supported via such a hosting arrangement; however, the arrangements are optional and the customer could provide such support on its own or contract with its own provider.
We disclosed within our Critical Accounting Policies and Estimates under the Revenue Recognition section that we recognize revenue in accordance with EITF 00-21 and SOP 97-2 because evaluation of whether SOP 97-2 is applicable must be performed first to determine if the software is incidental or more than incidental. If the software is more than incidental, we would follow SOP 97-2. In its current presentation, we realize our disclosure of our revenue recognition policy and reference to SOP 97-2 may be confusing and will revise our disclosure in future filings to provide clarity.

April 24, 2009

8.	Tell us how you applied the guidance in EITF 00-21 and SAB 104 in determining your revenue recognition policy for orders that include both products and installation. For situations in which you recognize product revenue prior to installation, tell us whether you have accounted for the product as a separate unit of accounting and your application of paragraph 9 of EITF 00-21 in making this determination. If you have determined that the product and installation cannot be separated and, therefore, represent one unit of accounting, tell us how you have applied the guidance in SAB 104 in determining that it is appropriate to recognize revenue prior to the installation. Specifically, tell us how you have determined that the installation is an inconsequential and perfunctory obligation, as discussed in Topic 13.A.3.c.
Response:
The following discussion relates to product and service deliverables exclusive of the products described in response to comment number 7. LSI has two sets of deliverables in its business: 1) product, including product design, which is not a separate element of the products sold, whose cost is not considered probable of recovery or incurred for a specific customer contract and which LSI has never sold as a separate deliverable without manufacturing and/or installation and 2) installation and other services that go with the product. Except for the limited circumstances below, these deliverables, when included in a single arrangement, are not considered separate units of accounting, as defined in paragraph 9 of EITF 00-21 which clarifies that in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).
b.	There is objective and reliable evidence of the fair value of the undelivered item(s).
c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
A customer contract or agreement may deal with product only or product which will be installed by the customer. We follow the revenue recognition guidance outlined in SEC SAB Topic 13, and recognize revenue on product only sales when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at the time the product is shipped from one of our warehouses. As this type of transaction involves only one deliverable, the guidance in EITF 00-21 is not applicable. Revenue for products for which LSI is involved in installation is recorded when installation at each particular job or customer retail site has been completed and any required customer approval of acceptance and/or evidence of installation has been received because LSI has only limited evidence of the fair value of the installation services.
Neither the three fiscal years (2006, 2007 and 2008) reported in the June 30, 2008 Form 10-K, nor the quarters or six month periods reported in the December 31, 2008 Form 10-Q had any circumstances or customer programs for which product revenue was reported prior to the installation revenue. In fact, the Lighting Segment has had only two small (in revenue and duration) programs over the past sixteen years in which product revenue was reported prior to the installation revenue. The Graphics Segment had a few situations in which product revenue was recognized at the time of shipment and installation revenue was separately recognized later when the product had been installed, but none in the periods currently under examination.

April 24, 2009

Because this is no longer descriptive of any element of LSI’s revenue recognition, we believe appropriate disclosure in future filings will be to revise the policy on revenue recognition to eliminate any reference to the recognition of product revenue prior to the installation revenue. The relevant disclosure in Footnote 1 regarding revenue recognition will be revised to include the following:
Product revenue is recognized on product-only orders at the time of shipment. Product revenue related to orders where the customer requires the Company to install the product is recognized when the product is installed. Other than normal product warranties or the possibility of installation or post-shipment service and maintenance of certain solid state LED video screens or billboards, the Company has no post-shipment responsibilities.
In future filings the word “generally” and the sentence that says “In some situations, product revenue is recognized when the product is shipped, before it is installed, because by agreement the customer has taken title to and risk of ownership for the product before installation has been completed” will be removed from the revenue recognition policy as they are no longer applicable.
9.	Clarify the nature of your service revenue from integrated design, project and construction management, site permitting, and post-shipment service and maintenance. Tell us whether these activities represent additional deliverables within the same arrangement as the products and installation and, if so, whether you have considered them as separate units of accounting under EITF 00-21.
Response:
LSI offers a turn-key solution for customers who request an image upgrade of a single location or several locations. LSI can design two or three dimensional graphics products that fit the customer’s needs, produce and install the graphics products, and can manage the rollout of an image upgrade program for more than one location (project and construction / installation management, which includes obtaining site permits for the installation of all signage). No revenue is recorded until installation at each particular job or customer retail site has been completed in accordance with the arrangement with the customer. Please refer to our response to comment number 10 for a description of our accounting policy for these revenues.

April 24, 2009

10.	Tell your basis in the accounting literature for your accounting policy regarding your service revenue from providing integrated design, project and construction management, site engineering and site permitting. Clarify whether you use the percentage of completion method for larger customer contracts involving multiple sites. If so, tell us how you determined that this policy is appropriate and describe how you measure progress towards completion of the contract. How did you determine that the timing of progress billings “coincides with the completion of the earnings process?”
Response:
LSI uses the Proportional Performance model to record service revenue generated from integrated design, project and construction management, site engineering and site permitting. The Company believes the Proportional Performance model, as discussed in Revenue Recognition Guide by Ashwinpaul C. Sondhi and Scott Taub, is appropriate because when LSI completes a particular milestone (ie., a store site) within the agreement, the customer has received value for the service as the completion of various milestones are not dependent upon one another. Thus, the completion of the final milestone (ie., store site) of the agreement does not dictate substantive performance by itself and revenue follows the pattern in which service is provided to the customer. These agreements are priced at an equal amount on a per site or store basis because the same level of effort is required. Based upon when installation at each particular job or customer retail site has been completed and any required customer approval of acceptance or evidence of installation has been received, a proportionate amount of revenue for both the product and services is recognized.
Background: LSI will enter into an agreement with its customer in the form of a purchase order or contract to produce, ship and install two or three-dimensional graphics products inside and/or outside the store in addition to performing certain Services. Our work does not involve the “brick and mortar” construction of a store or site. Essentially, LSI provides a one-stop turn-key solution to its customers as part of an image upgrade of some or all of their retail sites. The agreement with the customer can be for one store or customer location, or it could be for several stores or customer locations. In the case of the single store, revenue is not recognized until the services are complete for that store or location. The time frame to complete the work at one location could take approximately one week. In the case of a series of stores or customer locations, revenue is recognized upon completion of each individual store.
With a unique program LSI has for one customer, work could be completed at each individual store in phases as designated by the customer, in which case LSI recognizes revenue when products are completely installed for each phase. For example, the program could involve installing graphic elements on each of the four walls inside the store. The North wall graphics would be installed in month one, and revenue recognized. A billing is made to the customer for this phase of the work in that store. This is what is referred to in our policy as a “progress billing” as it pertains to the entire agreement, but is essentially the billing for the phase of completed work. In month two in accordance with the schedule established by the customer, the LSI installation crews return to the store and install the graphics on the East wall, and following completion of that installation, the customer would be billed for work performed to date and revenue would be recognized, and so on until the store is completely finished. In this example, the customer did not want the store continuously disrupted for as long as it would take to install graphics on all four walls, so the customer required that the work be done over time. Meanwhile, the customer has ownership of and benefits from the graphics that have already been installed in the earlier phases of the program.

April 24, 2009

LSI is notified from the field of the completion of the work for that store, site or customer location. The notification is in the form of a document originated and signed by an LSI representative. This signifies to LSI that the earnings process is complete and that we are entitled to process the billing and recognize revenue. In some instances, based on the customer agreement or the customer’s preference, the customer may prepay a portion of the total balance related to the transaction. These prepayments are recorded as liabilities in the Company’s balance sheet until the milestone is achieved and LSI determines it has passed the title and risk of loss on to the customer. Once the milestone has been achieved, the customer prepayment liability is relieved on the same basis and methodology that the revenue transaction was recorded.
In determining the appropriateness of the Proportional Performance model, the Company considered the following:
Q:	If LSI was unable to complete the milestones within the agreement and not be able to perform the final act, would the customer need to start over?
A:	No. For example, assume graphic A is installed on the North wall in month one of the project and then graphic B is scheduled to be installed the second month. If LSI were unable to install graphic B, graphic A would not need to be replaced and thus the value of the product and installation service of that element is sustained.
Q:	Do the payment terms indicate that the final act is particularly significant?
A:	No. Customer agreements are very detailed, outlining each element of the project, and vary by customers and their projects. Customers will submit a purchase order for various elements of the project and as evidence is obtained for completion of those elements a progress billing is issued for an individual store site, which is one of many stores included in the entire agreement. Payment terms are outlined on each invoice. Customers pay by the terms of the invoice. We maintain a customer prepayments liability that represents customer amounts that have been prepaid, but not yet earned. These liabilities are relieved as revenue recognition is achieved and title and risk of loss passes. LSI has a strong collections history and no experience of customers withholding payments for these type of agreements until all elements or sites outlined in an agreement are finished.

April 24, 2009

Q:	Is the final act significantly different in nature from the other acts to be performed?
A:	The acts that LSI must perform are specified for each store site within the customer agreement or purchase orders. Thus, revenue is recognized on the basis of the relative value of each act based on the store sites or elements completed.
Q:	Do the contracts underlying the transaction specify only the final act (ie., completion of service) and are the other acts performed at the seller’s discretion?
A:	No. Customer agreements are very detailed, outlining each element of the project.
Q:	Is there significant uncertainty as to whether LSI can complete all of the acts in the arrangement?
A:	No. LSI distinguishes itself in the marketplace by being able to provide a comprehensive image solution to its customers. LSI has a number of manufacturing sites which have been integrated over the years to allow the Company to take advantage of its resources, such as capacity. Furthermore, LSI has a group dedicated to installing its products for its customers.
In giving consideration to your inquiries, we recognize it could be beneficial to our shareholders and other users of our financial statements to add clarity to our revenue recognition policy disclosure and we will do so in future filings. Moreover, we realize Revenue Recognition Guide is not authoritative GAAP literature, but we believe the Proportional Performance model is most indicative of our business and understand that such method is widely used in the absence of more definitive GAAP guidance regarding service revenue recognition.

April 24, 2009

Note 2 — Business Segment Information, page F-27
11.	Tell us how you applied the criteria in paragraph 17 of SFAS 131 in determining that it was appropriate to aggregate LSI Marcole into the Lighting Segment, including how you determined that this segment has similar economic characteristics. Similarly, please provide us with an analysis of why it was appropriate to aggregate LSI Images and LSI Adapt into the Graphics Segment.
Response:
The Company’s Lighting Segment consists of five operating segments which have been combined based on the aggregation criteria of paragraph 17 of SFAS 131 and one operating segment, LSI Marcole, which has been combined on the basis of immateriality. These six operating segments are overseen by the Lighting Segment President who reports directly to the CEO (chief operating decision maker).
LSI Marcole manufactures wire harnesses that are used in the Company’s lighting components manufactured by the other operating segments within the Lighting Segment. Additionally, about 60% of this operating segment’s business is sold to commercial/industrial customers. However, we have determined that LSI Marcole does not exhibit similar economic characteristics as compared to the operating segments aggregated within the Lighting Segment. As such, we recognize that this operating segment does not meet the criteria for aggregation as defined in paragraph 17 of SFAS 131. However, we also note that LSI Marcole has not met the quantitative considerations for presentation as its own reportable segment as defined in paragraph 18 of SFAS 131 in any of the three years presented as exhibited in Appendix A. We understand that the appropriate application of the Standard would result in the presentation of LSI Marcole within an “all other” category as described in paragraph 21 of SFAS 131; however, we believe this presentation is immaterial to the consolidated financial statements.
The Company’s Graphics Segment consists of three operating segments which have been combined based on the aggregation criteria of paragraph 17 of SFAS 131 and three operating segments, LSI Images, LSI Adapt and LSI Saco Technologies (also see our response to comment number 13), which have been combined within the Graphics Segment on the basis of immateriality. These six operating segments are overseen by the Graphics Segment President who reports directly to the CEO (chief operating decision maker).

April 24, 2009

LSI Images sells three-dimensional menu board systems for quick service and casual restaurant customers that have been designed and fabricated by the Company. These customers are largely unique to the LSI Images operating segment; therefore, we do not believe the criteria defined by paragraph 17 of SFAS 131 have been met. We also evaluated the quantitative considerations in paragraph 18 of SFAS 131 for presentation of LSI Images as its own reportable segment based on the following operating segment results prior to allocations made as discussed in paragraph 29 of SFAS 131:
LSI Images Operating Segment Profit/Loss Test

	June 30, 2008	Denominator	%

As Reported	$(3,125)	$23,388	13.4%

Excluding Goodwill & Intangible Charges	(3,125)	32,766	9.5%

Excluding Loss Contingency	(325)	21,868	1.5%

Excluding Goodwill, Intangible & Loss Contingency	(325)	32,766	1.0%

	June 30, 2007	Denominator	%

As Reported	$(636)	$41,332	1.5%

	June 30, 2006	Denominator	%

As Reported	$(893)	$29,440	3.0%
In the three years presented in the 2008 Annual Report on Form 10-K, the operating loss of LSI Images exceeded the 10% threshold per paragraph 18b of SFAS 131 in 2008 due to one-time, non-cash goodwill impairment charges which effected the denominator used in the test, as well as a loss contingency of $2.8 million related to an offer to settle menu board patent litigation which the Company had been involved in for over 10 years. The Company reached final agreement in September 2008 prior to filing our Annual Report on Form 10-K, and thus reflected the charge as a Type I subsequent event. Excluding these costs are more reflective of LSI Images historical results. The chief operating decision maker’s (CODM) financial package, including our earnings releases filed on Form 8-K, includes both an analysis on a non-GAAP basis which excluded both the goodwill and intangible asset impairment charges and the loss contingency to settle the menu board patent litigation as they are considered infrequent and non-recurring, as well as a GAAP based analysis of operating loss. In accordance with paragraph 30 of SFAS 131, since the CODM uses more than one measure of a segment’s profit or loss, the reported measure in LSI’s financial statements is the measure most closely aligned with GAAP and the reporting in the consolidated financial statements. We do not believe goodwill and impairment charges and the loss associated with the final settlement of the menu board patent litigation are reflective of the recurring and future operating activities of the business, and therefore we excluded both the goodwill and intangible impairment charges and the loss associated with the final settlement of the menu board patent litigation when determining whether the threshold for presentation as its own reportable segment was met, as defined in paragraph 18 of SFAS 131. Additionally, we note only $2.3 million of goodwill remains recorded on a consolidated basis and therefore future charges of the magnitude that was written off in 2008 are no longer anticipated. Furthermore, we believe the litigation charges are also not indicative of future results because the Company does not have a history of other significant legal activity and the decision to offer settlement was made based on our knowledge that the plaintiff was in a difficult cash flow situation and to avoid legal expenses associated with continued defense. We combined LSI Images within the Graphics Segment because we believe this presentation is immaterial to the consolidated financial statements.

April 24, 2009

LSI Adapt provides installation services in support of the Company’s Graphics business. Unlike the Company’s other operating segments, LSI Adapt does not manufacture any products and has minimal amounts of inventory and fixed assets associated with its operations. As such, we believe the aggregation criteria as defined by paragraph 17 of SFAS 131 have not been met. As evidenced in Appendix A, LSI Adapt has also not met the criteria defined in paragraph 18 of SFAS 131 for presentation as its own reportable segment in any of the three years presented in the June 30, 2008 Annual Report on Form 10-K. We understand that the appropriate application of the Standard would result in the presentation of LSI Adapt within an “all other” category as described in paragraph 21 of SFAS 131; however, we believe this presentation is immaterial to the consolidated financial statements.
LSI Saco Technologies was acquired in June 2006 and was the sole operating segment presented as the Technology Segment in the Company’s Annual Report on Form 10-K in 2006 and 2007. Integration of LSI Saco Technologies within its existing business was management’s long term strategy. During the first quarter of 2008, the Company completed its integration of the LSI Saco Technologies business within its Lighting and Graphics businesses and product offerings, and realigned the management structure of the business to reflect the integration. Thus, the components of the LSI Saco Technologies business were realigned for segment reporting to correspond with the segment president responsible for the operating segment’s three product offerings: specialty LED lighting products which are similar to products managed by the Lighting Segment President; sports video screens and billboards which are managed by the Graphics Segment President; and entertainment screens which are managed by the President of LSI Saco Technologies Inc., who oversees the Company’s research and development efforts of LED products. We evaluated the aggregation criteria in paragraph 17 of SFAS 131 and determined aggregation was not supportable. We also evaluated the quantitative considerations in paragraph 18 of SFAS 131 for presentation of LSI Saco Technologies as its own reportable segment based on the following operating segment results prior to allocations made as discussed in paragraph 29 of SFAS 131:

April 24, 2009

LSI Saco Technologies Operating Segment Profit/Loss Test

	June 30, 2008	Denominator	%

As Reported	$(4,876)	$23,388	20.8%

Excluding Goodwill & Intangible Charges	(1,757)	32,766	5.4%

Excluding Loss Contingency	(4,876)	21,868	22.3%

Excluding Goodwill, Intangible & Loss Contingency	(1,757)	32,766	5.4%

	June 30, 2007	Denominator	%

As Reported	$480	$41,332	1.2%

	June 30, 2006	Denominator	%

As Reported	$(5)	$29,440	0%
We note that in the three years presented in the 2008 Annual Report on Form 10-K, the operating loss of LSI Saco Technologies exceeded the 10% threshold per paragraph 18b of SFAS 131 in 2008 only due to a one-time, non-cash goodwill impairment charge of $3.1 million. The chief operating decision maker’s (CODM) financial package, including our earnings releases filed on Form 8-K, includes both an analysis on a non-GAAP basis which excludes goodwill and intangible asset impairment charges as they are considered infrequent and non-recurring, as well as a GAAP based analysis of operating loss. In accordance with paragraph 30 of SFAS 131, since the CODM uses more than one measure of a segment’s profit or loss, the reported measure in LSI’s financial statements is the measure most closely aligned with GAAP and the reporting in the consolidated financial statements. We do not believe goodwill and impairment charges are reflective of the recurring operating activities of the business, and therefore excluded the goodwill and intangible impairment charges when determining whether the threshold for presentation as its own reportable segment was met, as defined in paragraph 18 of SFAS 131. Additionally, we note that no goodwill remains recorded associated with the LSI Saco Technologies operating segment and therefore future charges of this magnitude are not anticipated. We also considered paragraph 22 of SFAS 131 in evaluating whether to continue to report this operating segment as a separate reportable segment as it no longer met the quantitative threshold for identifiable assets in 2008. The Company does not believe it is probable that LSI Saco Technologies will meet the quantitative threshold in the future and thus determined there was no continuing significance. We combined LSI Saco Technologies within the Graphics Segment because we believe this presentation is immaterial to the consolidated financial statements.

April 24, 2009

In summary, LSI Marcole, LSI Images, LSI Adapt and LSI Saco Technologies do not meet the aggregation criteria as defined by paragraph 17 of SFAS 131, and individually these operating segments do not meet the quantitative criteria outlined in paragraph 18 of SFAS 131 for separate presentation. The Company also reviewed paragraph 19 of SFAS 131 and EITF Issue No. 04-10, and determined that paragraph 19 of SFAS 131 would not apply since we do not believe these operating segments have similar economic characteristics or share a majority of the aggregation criteria as contemplated by paragraph 17 of SFAS 131. Those operating segments that were aggregated in accordance with paragraph 17 of SFAS 131 represent 89%, 90% and 94% of consolidated revenue in 2008, 2007 and 2006, respectively. While the Company understands the operating segments that were determined to be non-reportable should be combined in an “all other” category in accordance with paragraph 21 of SFAS 131, we believe the analysis in Appendix A supports that the difference in presentation is immaterial to the financial statements. LSI will continue to monitor the materiality of these operating segments and will address separate disclosure of any operating segment that meets any of the quantitative thresholds addressed in paragraph 18 of SFAS 131.
12.	You state that you have thirteen operating segments; however, you have only discussed six operating segments within the Lighting reportable segment and five segments within the Graphics reportable segment. Tell us where you have presented the remaining two operating segments and your basis for this presentation.
Response:
LSI Saco Technologies is the twelfth operating segment that was identified in accordance with paragraphs 10 through 15 of SFAS 131. See discussion specific to the segment presentation of LSI Saco Technologies in our response to comment number 11. As noted therein, LSI Saco Technologies was combined for presentation purposes within the Graphics reportable segment on the basis of immateriality. The reference to a thirteenth operating segment will be revised in future filings, and LSI will change its footnote disclosure in the future to reflect that LSI has twelve operating segments and to provide clarification as to which operating segments fall within the Lighting and Graphics Segments.

April 24, 2009

13.	It is unclear to us how you have classified the operations of LSI Saco Technologies. If these operations represented operating segments that were included within the Lighting and Graphics segments, tell us how you determined that they met the aggregation criteria of paragraph 17 of SFAS 131.
Response:
Please see our explanation in our response to comment number 11 that describes our reporting of the LSI Saco Technologies operating segment.
Note 6 — Goodwill and Other Intangible Assets, page F-31
14.	We note that you have determined that you had six reporting units for purposes of testing goodwill for impairment. Tell us how you applied the guidance in paragraph 30 of SFAS 142, which states that a reporting unit is an operating segment or one level below an operating segment. In this regard, we note your disclosure at page F-27 which states that you have thirteen operating segments.
Response:
LSI identified six reporting units, which incorporated our 12 operating segments in the performance of our goodwill impairment tests. The six reporting units are identified as follows:
1.	Lighting Solutions Plus Reporting Unit - which contains 5 operating segments: (1) the LSI Ohio operating segment, (2) the LSI Metal Fabrication operating segment, (3) the LSI MidWest Lighting operating segment, (4) the LSI Lightron operating Segment, and (5) the LSI Greenlee Lighting operating segment.
2.	Graphics Solutions Plus Reporting Unit - which contains 3 operating segments: (1) the Grady McCauley operating segment, (2) the LSI Retail Graphics operating segment, and (3) the LSI Integrated Graphic Systems operating segment.

3.	LSI Adapt Reporting Unit - contains one operating segment.

4.	LSI Saco Technologies Reporting Unit - contains one operating segment.

5.	LSI Images Reporting Unit - contains one operating segment.

6.	LSI Marcole Reporting Unit - contains one operating segment.
As noted in the response to comment number 12, the reference to a thirteenth operating segment will be revised in future filings, and LSI will change its footnote disclosure in the future to reflect that LSI has twelve operating segments.

April 24, 2009

After further review of paragraphs 30 and 31 of SFAS 142, as well as paragraphs 10 through 15 of SFAS 131 and EITF D-101, LSI now fully understands the definitions of “operating segment” and “reporting unit” for purposes of the goodwill impairment tests. Our “operating segments” as determined under SFAS 131 are the lowest level at which the Company manages its business and there are no other components at a lower level for which discrete financial information is prepared. Five of the operating segments aggregated under the Lighting Solutions Plus reporting unit and three of the operating segments aggregated under the Graphics Solutions Plus reporting unit should have been individually classified as reporting units for goodwill impairment testing purposes, rather than aggregated. Not all operating segments contain goodwill and therefore would not be subject to goodwill impairment testing. As of June 30, 2008, the operating segments that contained goodwill prior to the impairment charges recorded in 2008 are listed below:

Lighting Solutions Plus Reporting Unit:
LSI Ohio	$11.2 million goodwill (fully impaired-12/08)
LSI Greenlee Lighting	$0.1 million goodwill (fully impaired-12/08)

Graphics Solutions Plus Reporting Unit:
Grady McCauley	$21.1 million goodwill (fully impaired-6/08)
LSI Retail Graphics	$2.9 million goodwill (fully impaired-6/08)

LSI Saco Reporting Unit	$3.1 million goodwill (fully impaired-6/08)

LSI Adapt Reporting Unit	$3.7 million goodwill (partially impaired-12/08)
We have re-performed the goodwill impairment tests in all of the reporting periods subject to your review to disaggregate the testing results of those reporting units that had been aggregated into the previously identified Lighting Solutions Plus Reporting Unit and the Graphics Solutions Plus Reporting Unit. We have completed step 1 of our disaggregated impairment test, and in each of the reporting periods, the results of step 1 of these revised goodwill impairment tests at the appropriate reporting unit level were the same as those reported by LSI under aggregation of certain of the operating segments as identified above. As of the date of this letter, we are in the process of re-performing the step 2 impairment test for Grady McCauley as of June 30, 2008, and the step 2 impairment test for LSI Ohio as of December 31, 2008, to determine whether the results of the step 2 impairment test at the disaggregated level would have resulted in the same impairment conclusions reached in the aggregated tests. We expect to provide a supplemental response to you to communicate the results of our step 2 tests no later than May 29, 2009.
Additionally, we have considered whether any impairment indicators were present at the operating segment level in the interim periods of the fiscal years 2006, 2007, 2008, and 2009, other than previously identified in the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009, and do not believe there were indicators in any of those interim periods that would have necessitated an impairment analysis other than at the dates historically performed. The recent impairment charges taken in 2008 and 2009 were driven by lower projections for our business in future periods because of current economic conditions and uncertainties.
With respect to goodwill impairment testing in the future, LSI will properly identify and disclose its reporting units according to paragraph 30 of SFAS 142 and will perform impairment tests at the lower of the operating segment or component level.

April 24, 2009

Form 10-Q for Fiscal Quarter Ended December 31, 2008
Note 7 — Goodwill and Other Intangible Assets, page 16
15.	We note that the impairment charge recorded in the quarter ended December 31, 2008 was considered an estimate. Please tell us and disclose, in future filings, the reasons that the impairment test has not been finalized, as required by paragraph 47 of SPAS 142.
Response:
The impairment test was not finalized as of the date this 10-Q was filed because, as disclosed on page 17, the Company had not yet completed its valuation procedures. The estimate was based upon the facts available at that time and was determined by management from a preliminary report from LSI’s independent outside valuation service. Given the time frame to report the quarterly results, an estimate was used. To the extent applicable, in future filings we will more fully describe the reasons that an impairment test is not considered final.
Since the filing of the Form 10-Q for the Fiscal Quarter Ended December 31, 2008, the testing has been completed and there was no change to the reported estimate. LSI will disclose these facts when it files the Form 10-Q for the Fiscal Quarter Ended March 31, 2009.
16.	We note that you have $2.3m of goodwill remaining in your Graphics segment as of December 31, 2008. Tell us how you determined that this goodwill was not impaired, in light of the significant declines in revenue from this segment in the six months ended December 31, 2008.
Response:
The $2,382,000 of goodwill on the December 31, 2008 LSI consolidated balance sheet relates to the remaining goodwill of only one of the operating segments within the Graphics Business Segment, after recording a partial impairment (as disclosed on page 17 of the Form 10-Q). Within the Graphics Business Segment, goodwill of two other operating segments had been fully impaired and was written off as of June 30, 2008, leaving only the LSI Adapt operating segment with goodwill. The goodwill impairment test performed as of December 31, 2008 took into account revenue of the particular operating segment (LSI Adapt) being tested for impairment, rather than revenue of the whole Graphics Business Segment. While it is accurate that both the revenue and operating profit of both the Graphics Business Segment and the LSI Adapt operating segment declined in the six months ended December 31, 2008, the projected future revenue and operating profit of LSI Adapt as of that date was adequate to support some of the goodwill on the balance sheet of the LSI Adapt operating segment. With combined use of the income approach (using discounted cash flow analysis) and the market approach (using the market capitalization of the LSI stock price, and the guideline or comparable company market analysis) the calculated business enterprise value of the LSI Adapt operating segment (included in the Graphics Business Segment) was adequate to support the remaining $2,382,000 of goodwill after the partial impairment that resulted in the write-off of $1,349,000 of goodwill in this operating segment. LSI will continue to evaluate this goodwill annually, or sooner if there is a triggering event that requires an interim impairment test.

April 24, 2009

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing sufficiently addresses your comments. LSI appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 793-3200.
Sincerely,

LSI INDUSTRIES INC.
/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer
Enclosure: Appendix A
cc: F. Mark Reuter, Esq.

APPENDIX A
LSI INDUSTRIES INC.
CURRENT REPORTABLE SEGMENT INFORMATION
(in thousands)

		NET SALES			OPERATING INCOME (LOSS)			CAPITAL EXPENDITURES			DEPRECIATION AND AMORTIZATION			IDENTIFIABLE ASSETS
		2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Lighting Reportable Segment
Aggregated Operating Segments	1	$186,969	$194,467	$190,602	$9,901	$13,878	$13,584	$2,324	$4,186	$2,229	5,511	$5,359	$4,974	$103,788	$108,229	$111,347

LSI Marcole		3,621	4,960	5,208	(308)	70	53	36	55	33	95	142	146	3,839	4,037	4,025

Total Lighting Segment		190,590	199,427	195,810	9,593	13,948	13,637	2,360	4,241	2,262	5,606	5,501	5,120	107,627	112,266	115,372

Graphics Reportable Segment
Aggregated Operating Segments	1	84,614	107,888	74,256	(22,589)	13,907	7,988	1,090	889	1,456	2,679	2,665	1,512	35,756	60,366	55,886
LSI Images	2	23,234	13,765	4,791	2,702	1,766	(680)	(16)	37	29	(98)	17	60	3,270	952	1,163
LSI Adapt		357	2,135	4,371	1,146	1,740	570	1	59	7	90	104	52	3,459	6,009	4,711
LSI Saco Technologies	1	6,491	14,238	1,242	(2,796)	1,189	—	288	734	—	512	715	29	13,044	30,180	43,031

Total Graphics Segment		114,696	138,026	84,660	(21,537)	18,602	7,878	1,363	1,719	1,492	3,183	3,501	1,653	55,529	97,507	104,791

Corporate		—	—	—	—	—	—	—	—	—	—	—	—	20,384	23,839	4,238

		$305,286	$337,453	$280,470	$(11,944)	$32,550	$21,515	$3,723	$5,960	$3,754	$8,789	$9,002	$6,773	$183,540	$233,612	$224,401

1
LSI Saco Technologies was acquired in June 2006 and was the sole operating segment presented as the Technology Segment in the Company’s Annual Report on Form 10-K in 2006 and 2007. Integration of LSI Saco Technologies within its existing business was management’s long term strategy. During the first quarter of 2008, the Company completed its integration of the LSI Saco Technologies business within its Lighting and Graphics businesses and product offerings, and realigned the management structure of the business to reflect the integration. Thus, the components of the LSI Saco Technologies business were realigned for segment reporting to correspond with the segment president responsible for the operating segment’s three product offerings: specialty LED lighting products which are similar to products managed by the Lighting Segment President; sports video screens and billboards which are managed by the Graphics Segment President; and entertainment screens which are managed by the President of LSI Saco Technologies Inc., who oversees the Company’s research and development efforts of LED products. The amounts labeled LSI Saco Technologies, herein, reflect the entertainment screen business and has a different customer base than the Company’s other operating segments. In 2008, the Company determined that goodwill associated with the entertainment business of LSI Saco Technologies as well as the sports and billboard business that was integrated into the larger Graphics business that met all of the paragraph 17 considerations was impaired.

2
LSI Images’ revenues in 2007 and 2008 were significantly impacted by a large, one-time menuboard project that began in the last half of fiscal 2007 and concluded in fiscal 2008. Projects of this magnitude are infrequent and typically not indicitive of the operating segment’s recurring performance. For the six months ended December 31, 2008, LSI Images’ has recorded net sales of $2.5 million.

REPORTABLE SEGMENT DISCLOSURE WITH “ALL OTHER” CATEGORY
(in thousands)

		NET SALES			OPERATING INCOME (LOSS)			CAPITAL EXPENDITURES			DEPRECIATION AND AMORTIZATION			IDENTIFIABLE ASSETS
		2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Lighting Segment		$186,969	$194,467	$190,602	$9,901	$13,878	$13,584	$2,324	$4,186	$2,229	$5,511	$5,359	$4,974	$103,788	$108,229	$111,347
Graphics Segment		84,614	107,888	74,256	(22,589)	13,907	7,988	1,090	889	1,456	2,679	2,665	1,512	35,756	60,366	55,886
All Other Category	3	33,703	35,098	15,612	744	4,765	(57)	309	885	69	599	978	287	23,612	41,178	52,930

Corporate		—	—	—	—	—	—	—	—	—	—	—	—	20,384	23,839	4,238

		$305,286	$337,453	$280,470	$(11,944)	$32,550	$21,515	$3,723	$5,960	$3,754	$8,789	$9,002	$6,773	$183,540	$233,612	$224,401

3
The All Other category includes the financial results of LSI Marcole, LSI Images, LSI Adapt and LSI Saco Technologies. These four operating segments did not meet the aggregation criteria as defined by paragraph 17 of SFAS 131, and individually these operating segments do not meet the quantitative criteria outlined in paragraph 18 of SFAS 131 for separate presentation. The Company also reviewed paragraph 19 of SFAS 131 and EITF Issue No. 04-10, and determined that paragraph 19 of SFAS 131 would not apply since we do not believe these operating segments exhibit the similar economic characteristics as contemplated by paragraph 17 of SFAS 131.